                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the period ended January 29, 2003

                         Coolbrands International, Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
             ------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                    Form 40-F      x
                           ------------------           -----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                       No x
               _______                  ___


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

         Materials relating to Registrant and filed pursuant to this Form 6-K include Coolbrands' First Quarterly Report for the period ending November 30, 2002, Consolidated Balance Sheets as at November 30, and August 31, 2002, Unaudited Consolidated Notes to Interim Financial Statements for November 30, 2002 and 2001.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        COOLBRANDS INTERNATIONAL, INC.



Date  January 29, 2003                  By   /s/ Michael Serruya
                                            _____________________________
                                        Name:  Michael Serruya
                                        Title: Co-Chairman

January 29, 2003


TO WHOM IT MAY CONCERN:

Dear Sirs:

RE: CoolBrands International Inc.
    Trading Symbol (TSX: COB.A)

We enclose our First Quarterly Report for the period ending November 30, 2002 for filing.

We declare that the above document was sent by prepaid mail to all shareholders of the Company on January 29, 2003 and will be mailed out on January 30 and 31, 2003. However, we have not mailed to shareholders in cases where notices or other documents have been returned undelivered by the Post Office.

Yours very truly,

COOLBRANDS INTERNATIONAL INC.

"Gabriel Merle"

Gabriel Merle
Public Relations

                         First Quarter 2003 Fiscal Year

To Our Shareholders . . .

CoolBrands International Inc. (TSX: COB.A) announced that net earnings for the first quarter were $2,723,000 ($0.05 net earnings per share basic and diluted) as compared with net earnings of $1,411,000 ($0.03 net earnings per share basic and diluted) for the same quarter last year, an increase of $1,312,000 or 93% on a 37.4% increase in revenues. Revenues for the quarter ended November 30, 2002 were $64,299,000 as compared with $46,787,000 for the quarter ended November 30, 2001, an increase of $17,512,000.

Earnings before income taxes were $4,392,000 as compared with earnings before income taxes of $2,179,000 for the same quarter last year. Earnings before income tax for the first quarter of 2003 reflect an increase of $2,213,000, or 101.6%, over the same quarter of the prior year. EBITDA for the first quarter increased to $6,222,000 from $3,950,000 during the same quarter last year, an increase of $2,272,000, or 57.5%.

Revenues increased due to an increase in sales of $17,369,000, or 38.0%, to $63,062,000 as compared with $45,693,000 for the same quarter of fiscal 2002. This increase was primarily due to increased prepackaged consumer products sales.

Operating results for the quarter reflect an increase in gross profit dollars of $6,295,000, primarily due to the increase in sales. Gross profit margin as a percentage of sales was relatively unchanged at 37.3% as compared with 37.6% for the same quarter last year. Selling, general and administrative expenses increased by $4,442,000, due primarily to increased expenses associated with the increased sales activity, but declined to 30.8% as a percentage of revenues as compared with 32.8% of revenues for the first quarter of 2002.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated "The Company's strong performance during our first fiscal quarter of 2003 is consistent with the growth trends for both revenues and earnings that CoolBrands has consistently delivered for the past two fiscal years. These trends reflect the vitality of our brands in the marketplace, and management's commitment to maximize profitability while increasing our share of market."

CoolBrands markets Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' branded frozen novelties and frozen dessert products. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana'r', Welch's'r', Weight Watchers'r' Smart Ones'r', Betty Crocker'r', Trix'r', Yoplait'r', Colombo'r' and Yoo Hoo'r' brand names pursuant to long-term licensing agreements. In addition, CoolBrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r', and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

Again, we thank all of our employees and franchisees for their hard work and commitment and all of our shareholders for their continued faith in the Company.


On Behalf of the Board of Directors

"David J. Stein"


David J. Stein
President, Co-CEO
CoolBrands International Inc.

                         CoolBrands International Inc.

Consolidated Balance Sheets
as at November 30 and August 31, 2002

----------------------------------------------------------------------------------


(in thousands of dollars)
                                                     November 30,          August 31, 2002
                                                            2002
                                                     (Unaudited)                         $
                                                               $
Assets
Current assets:

  Cash and short term investments                          45,951                   47,086
  Receivables                                              33,932                   43,001
  Receivables - affiliates                                  2,601                    3,792
  Inventories                                              29,658                   25,361
  Prepaid income taxes                                        215
  Prepaid expenses                                          4,106                    6,752
  Asset held for sale                                       3,446                    3,432
  Future income taxes                                       2,842                    2,415
                                                 -----------------------------------------

                 Total current assets                     122,751                  131,839

Future income taxes                                         3,391                    3,433

Property, plant and equipment                              20,181                   19,710

License agreements                                         13,221                   13,438

Intangible and other assets                                 7,136                    7,332

Goodwill                                                  108,231                  107,910
                                                 -----------------------------------------

                                                          274,911                  283,662
                                                 =========================================

Liabilities and Shareholders' Equity
Current liabilities:

  Accounts payable                                         25,601                   24,399
  Payables - affiliates                                       852                      978
  Accrued liabilities                                      29,426                   32,880
  Income taxes payable                                                               7,347
  Future income taxes                                       1,671                    2,566
  Current maturities of long-term debt                      6,407                    6,315
                                                 -----------------------------------------

Total current liabilities                                  63,957                   74,485

                    Long-term debt                         27,821                   29,279

Other liabilities                                           5,353                    5,240

Future income taxes                                         4,057                    3,950
                                                 -----------------------------------------

Total liabilities                                         101,188                  112,954
                                                 -----------------------------------------

                    Capital stock                         122,262                  122,378

Cumulative translation adjustment                           6,093                    5,685

Retained earnings                                          45,368                   42,645
                                                 -----------------------------------------

              Total shareholders' equity                  173,723                  170,708
                                                 -----------------------------------------

                                                          274,911                  283,662
                                                 =========================================


CoolBrands International Inc.
Consolidated Statements of Earnings
for the three months ended November 30, 2002 and 2001


--------------------------------------------------------------------------------

(Unaudited)

(in thousands of dollars, except share data)

                                                               2002         2001
                                                                  $            $

Revenues:

Sales                                                        63,062       45,693

Franchising and licensing revenues:

  Royalty income                                                696          649
  Franchise and license fees                                    346          122

Net rental and other income                                     195          323
                                                  ------------------------------

                            Total revenues                   64,299       46,787
                                                  ------------------------------

Operating expenses:

  Cost of goods sold                                         39,563       28,489
  Selling, general and administrative expenses               19,796       15,354
  Interest expense                                              548          765
                                                  ------------------------------

                       Total operating expenses              59,907       44,608
                                                  ------------------------------

                     Earnings before income taxes             4,392        2,179

Provision for income taxes                                    1,669          768
                                                  ------------------------------

                             Net earnings                     2,723        1,411
                                                  ==============================

Earnings per share:
  Basic and diluted                                            0.05         0.03
                                                  ==============================

Weighted average shares outstanding:

  Shares used in per share calculation - basic               51,714       45,888
  Shares used in per share calculation - diluted             53,300       47,371


CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the three months ended November 30, 2002 and 2001


-----------------------------------------------------------------------------------

(Unaudited)

(in thousands of dollars)

                                                                  2002         2001
                                                                     $            $

Cash and short term investments provided by (used in):

                   Operating activities:

Net earnings                                                     2,723        1,411
Items not affecting cash -
    Depreciation and amortization                                1,282        1,006
                      Future income taxes                       (1,176)         (25)
         Changes in current assets and liabilities
    Receivables                                                  9,028        7,904
                    Receivables - affiliates                     1,199         (322)
                Allowance for doubtful accounts                     91          419
                          Inventories                           (4,323)      (1,509)
                      Prepaid income taxes                        (215)
                        Prepaid expenses                         2,648           73
                        Accounts payable                         1,207       (4,160)
                     Payables - affiliates                        (127)         (27)
                      Accrued liabilities                       (3,479)         428
                      Income taxes payable                      (7,392)        (750)
                          Other assets                              (1)          61
                       Other liabilities                           113         (125)
                                                          -------------------------
Cash provided by operating activities                            1,578        4,384
                                                          -------------------------

                   Investing activities:
Increase in notes receivable                                       (19)
Repayment of notes receivable                                      108           16
Purchase of leasehold improvements and equipment                (1,297)        (896)

               Purchase of intangible assets                                   (122)
                                                          -------------------------

Cash used in investing activities                               (1,208)      (1,002)
                                                          -------------------------

Financing activities:
Expenses for special warrants                                     (144)
Proceeds from issuance of Class A and B shares                      28
Repayment of long-term debt                                     (1,578)      (1,582)
                                                          -------------------------

Cash used in financing activities                               (1,694)      (1,582)
                                                          -------------------------

  Increase in cash flow due to changes in foreign exchange
      rates                                                        189          449
                                                          -------------------------

              (Decrease) increase in cash and
                      short term investments                    (1,135)       2,249

Cash and short-term investments - beginning of period
                                                                47,086       31,568
                                                          =========================

Cash and short-term investments -
     end of period                                              45,951       33,817
                                                          =========================


CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2002 and 2001

--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands)

1. Significant accounting policies

   The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited financial statements for the year ended August 31, 2002. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

2. Accounting estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3. Segment information



                               Prepackaged        Foodservice        Dairy        Franchising      Corporate     Consolidated
                                 consumer                         components          and
                                 products                                          licensing

                                     $                $                $                $              $              $
------------------------------------------------------------------------------------------------------------------------------

For the three months ended November 30, 2002

Revenue,
   external                         $43,116            $5,795          $10,836          $4,540            $12        $64,299

Intersegment
   revenue                                2               232              617                             52            903

Segment  earnings
  before income taxes                 3,009               389            1,247             341          (594)          4,392


For the three months ended November 30, 2001

Revenue,
   external                          26,986             5,657            8,663           5,425             56         46,787

Intersegment
   revenue                               39               312              661                             56          1,068

Segment earnings
  before income taxes                   626               149              619             839           (54)          2,179


CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2002 and 2001

--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)

4. Capital stock

   The Company had the following equity securities, and stock options outstanding as of January 23, 2003:



        Class A                 Class B Multiple               Stock Options
      Subordinate                Voting Shares
     Voting Shares
------------------------      ---------------------        -----------------------
         45,555                       6,203                         4,351
========================      =====================        =======================


CORPORATE INFORMATION


                          Canadian Head Office:
                          CoolBrands International Inc.
                          8300 Woodbine Avenue, 5th Floor
                          Markham, Ontario, L3R 9Y7 Canada
                          Telephone: (905) 479-8762
                          Fax: (905) 479-5235
                          Internet: http://www.yogenfruz.com
                          E-mail: yogenfruz@yogenfruz.com


                          U.S.A. Head Office:
                          4175 Veterans Highway, 3rd Floor
                          Ronkonkoma, New York, 11779, U.S.A.
                          Telephone: (631) 737-9700
                          Fax: (631) 737-9792


                          International Head Office:
                          Kayla Foods Int'l (Barbados) Inc.
                          27 Pine Road, Belleville,
                          St. Michael, Barbados, W.I.
                          Telephone: (246) 228-9505
                          Fax: (246) 228-7321
                          E-mail: kfibarb@caribnet.net




                          Toronto Stock Exchange (Trading Symbol: COB.A)


                       STATEMENT OF DIFFERENCES

The registered trademark symbol shall be expressed as........................'r'